SCHEDULE 13G

Amendment No. 0
Buhrmann NV
Common Stock
Cusip # N17109104


Cusip # N17109104
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	7,242,033
Item 6:	0
Item 7:	7,242,033
Item 8:	0
Item 9:	7,242,033
Item 11:	5.318%
Item 12:	    HC


Cusip # N17109104
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	7,242,033
Item 8:	0
Item 9:	7,242,033
Item 11:	5.318%
Item 12:	IN


Cusip # N17109104
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	7,242,033
Item 8:	0
Item 9:	7,242,033
Item 11:	5.318%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Buhrmann NV

Item 1(b).	Name of Issuer's Principal Executive Offices:

		Hoogoorddreef 62
		1101 BE Amsterdam ZO
		The Netherlands


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		N17109104

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	7,242,033

	(b)	Percent of Class:	5.318%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	7,242,033

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	7,242,033

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Buhrmann NV. The interest of one person, Fidelity Funds - European Growth Pool, an investment company domiciled in Luxembourg, in the Common Stock of Buhrmann NV, amounted to 7,156,661 shares or 5.255% of the total outstanding Common Stock at December 31, 2003.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of Buhrmann NV at December 31, 2003 is true, complete and correct.

February 16, 2004
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	The ownership of one investment company, Fidelity Funds - European Growth Pool, amounted to 7,156,661 shares or 5.255% of the Common Stock outstanding. Fidelity Funds - European Growth Pool has its principal business office at Kansallis House, Place de l'Etoile, BP 2174, L-1021 Luxembourg.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 7,242,033 shares or 5.318% of the Common Stock outstanding of the Company. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B.

	Some or all of the shares of Common Stock of Buhrmann NV owned by the investment companies at December 31, 2003 may include shares represented by American Depository shares.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature
(FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 7,242,033 shares or 5.318% of the Common Stock outstanding of Buhrmann NV.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company
(Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity.
The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson
3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL may continue to have the International Funds or other accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL considers to be reasonable prices and other investment opportunities that may be available to the International Funds.

	FIL intends to review continuously the equity position of the International Funds and other accounts in the Company. Depending upon its future evaluations of the business and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL may determine to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

	FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

	FIL has sole power to vote and the sole power to dispose of 7,242,033 shares.


 	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 16, 2004, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Buhrmann NV at December 31, 2003.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

	Abigail P. Johnson

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

	Fidelity International Limited

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Fidelity International Limited and its direct and
indirect subsidiaries.